February 5, 2007

April Sifford, Branch Chief

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

U.S.A.  20549-7010

Dear Ms. Sifford:

Re:

PrimeWest Energy Trust

Form 40-F for the Fiscal Year Ended December 31, 2005

Filed March 30, 2006

File No. 333-13238

Responding to your letter of January 26, 2007, would you please provide clarification of your request of information on Note 13, Long-Term Incentive Plan.

Please consider the following when providing your response:

UAR payouts under the Plan have been in the form of Trust Units as per our Note 13, Long-Term Incentive Plan and our response in our letter of October 31, 2006 to Note 13, Long-Term Incentive Plan.

Comment was:

Under the PrimeWest UAR program, the UAR recipients begin to receive the benefits of the monthly cash distributions immediately on the option grant date.  According to CICA 3870.52, the fair value of an award in such an option program should be estimated based on a dividend payment of zero.  This is the method that PrimeWest has used in estimating the fair value of the UARs.

Please note that no cash payment is received by any holder of an LTIP grant through the period they hold the grant.

Your response to this request for clarification by February 16, 2007, is appreciated.

Please contact myself, Dennis Feuchuk at (403) 699-7366 or by e-mail at dennisf@primewestenergy.com for additional comments or explanations.

Sincerely,

/s/  Dennis Feuchuk

Dennis Feuchuk,

VP Finance and CFO

/be

Cc:

Ryan Milne, SEC Corporation Finance

Donald Garner, CEO and President, PrimeWest Energy Inc.

Peter Valentine, Chair, Audit & Finance Committee, PrimeWest Energy Inc.